Exhibit 99.1

PRESS RELEASE

Apollomics Announces Receipt of Nasdaq Delisting Notification, and Will Appeal to Retain Nasdaq Listing

By:	Apollomics Inc. (Nasdaq: APLM]

Via:	Global Bio and Investment

Date:	September 21, 2025

Apollomics Inc. (Nasdaq: APLM) (“Apollomics” or the “Company”), a California based late-stage clinical biopharmaceutical company developing multiple oncology drug candidates to address difficult-to-treat and treatment-resistant cancers, announced that the Company received a letter (the “Letter”) on September 18, 2025 from the Listing Qualifications Staff (the “Staff”) of The Nasdaq Stock Market, LLC (“Nasdaq”).

The Letter indicated that unless the Company requests an appeal, Nasdaq will delist the Company’s securities under Nasdaq Listing Rule 5101 based on the Staff’s belief that Apollomics is now only a “public shell”. The Letter stated that the Staff believe the Company no longer has an operating business, citing a lack of personnel and uncertainty around staffing initiatives, and this could lead to the Company’s shares being subject to market abuses and other violative conduct as purchasers of a public shell do not know what the operating business will be in the future.

Other than as identified above, the Company believes it is in compliance with the Nasdaq listing requirements set forth in Nasdaq Listing Rule 5550.

The Company will appeal. The Company’s management strongly believes that Apollomics is not a public shell and remains an operating clinical-stage pharmaceutical company. Apollomics continues to be focused on the discovery and development of oncology therapies. These therapies have the potential to be combined with other treatment options to harness the immune system and target specific molecular pathways to inhibit cancer.

Apollomics historically and continues to use targeted, immuno-oncology, and other innovative approaches to address a range of cancer indications, such as lung cancer, brain cancer, and other solid tumors. The Company’s pipeline includes a variety of cancer treatment programs that utilize tumor inhibitors, immune checkpoint inhibitors, a cancer vaccine, monotherapies, combination therapies or a multi-functional protein with the goals to improve response rates and reduce chemo-resistance and toxicity compared to the current treatment standards.

The Company announced on August 28, 2025, that it intended to seek shareholder approval to wind up the Company’s business, and that it expected to discontinue all activities related to the SPARTA clinical trials associated with vebreltinib, our most advanced product candidate. However, on September 3, 2025, the Company received$4.1 million in a private placement and appointed a new board of directors.

With additional funding, the Company reversed its wind-up plans. It is continuing previous operations and is actively expanding operations focused on advancing the global development and achieving the full potential of vebreltinib.

Among other initiatives, Apollomics seeks to develop vebreltinib across different c-Met alterations across different tumors; developing other tumor inhibitor candidates; expand our drug portfolio through collaboration and partnership; seek development and commercialization partnerships to optimize efficiency; and build a network of centers for clinical trials. Current clinical trials include: trials of vebreltinib as a single agent for the potential treatment of NSCLC and other advanced tumors with c-Met alterations, and also as a combination therapy with epidermal growth factor receptor inhibitors (the “SPARTA studies”).

The Company is preparing to file a notice of appeal on or prior to September 25, 2025, and will request a hearing before a Nasdaq Listing Qualifications Panel to review the Staff’s determination. The appeal, when filed, will stay delisting of the Company’s securities pending the Panel’s decision. Unless the Company requests an appeal, trading in the Company’s securities will be suspended at the opening of business on September 29, 2025, and a Form 25-NSE will be filed with the Securities and Exchange Commission to remove the Company’s securities from listing and registration on The Nasdaq Stock Market. Although the Company believes that it will prevail in its appeal, there is no guarantee that the Company will be able to win its appeal, or will regain or maintain its Nasdaq listing.

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About Apollomics Inc.

Apollomics Inc. is an innovative clinical-stage biopharmaceutical company focused on the discovery and development of oncology therapies with the potential to be combined with other treatment options to harness the immune system and target specific molecular pathways to inhibit cancer. Apollomics’ lead program is vebreltinib (APL-101), a potent, selective c-Met inhibitor for the treatment of non-small cell lung cancer and other advanced tumors with c-Met alterations, which is currently in a Phase 2 multicohort clinical trial in the United States and over 10 other countries. For more information, please visit www.apollomicsinc.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release includes statements that constitute “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of present or historical fact included in this press release, regarding Apollomics’ strategy, prospects, plans, objectives and anticipated outcomes from the development and commercialization of vebreltinib, or the appeal of, response to, or outcome of the NASDAQ Letter, are forward-looking statements. When used in this press release, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “seek,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-

looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Apollomics cautions you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Apollomics. In addition, Apollomics cautions you that the forward-looking statements contained in this press release are subject to unknown risks, uncertainties and other factors, including: (i) the impact of any current or new government regulations in the United States and China affecting Apollomics’ operations and the continued listing of Apollomics’ securities; (ii) the inability to achieve successful clinical results or to obtain licensing of third-party intellectual property rights for future discovery and development of Apollomics’ oncology projects; (iii) the failure to commercialize product candidates and achieve market acceptance of such product candidates; (iv) the failure to protect Apollomics’ intellectual property; (v) breaches in data security; (vi) the risk that Apollomics may not be able to develop and maintain effective internal controls; (vii) unfavorable changes to the regulatory environment; and (viii) those risks and uncertainties discussed in the Annual Report on Form 20-F for the year ended December 31, 2024, filed by Apollomics Inc. with the U.S. Securities and Exchange Commission (“SEC”) under the heading “Risk Factors” and the other documents filed, or to be filed, by Apollomics with the SEC. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in the reports that Apollomics has filed and will file from time to time with the SEC. These SEC filings are available publicly on the SEC’s website at www.sec.gov. Forward-looking statements speak only as of the date made by Apollomics. Apollomics undertakes no obligation to update publicly any of its forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable law.

Investor Contacts:

Peter Lin, Chief Financial Officer

Apollomics, Inc.

Phone: 1-650-209-4055

Email: peter.lin@apollomicsinc.com